Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2021 and 2020

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2021 (Unaudited)		December 31, 2020 (Audited)		March 31, 2020 (Unaudited)			March 31, 2021 (Unaudited)		December 31, 2020 (Audited)		March 31, 2020 (Unaudited)
	Amount	%	Amount	%	Amount	%		Amount	%	Amount	%	Amount	%
ASSETS							LIABILITIES AND EQUITY

CURRENT ASSETS							CURRENT LIABILITIES
Cash and cash equivalents	$30,044	7	$30,420	6	$16,570	3	Short-term loans	$60	—	$67	—	$70	—
Financial assets at fair value through profit or loss	8	—	10	—	7	—	Short-term bills payable	4,999	1	6,999	1	19,966	4
Hedging financial assets	—	—	2	—	—	—	Financial liabilities at fair value through profit or loss	4	—	—	—	1	—
Contract assets	5,247	1	5,331	1	4,467	1	Hedging financial liabilities	2	—	—	—	—	—
Trade notes and accounts receivable, net	21,391	4	22,622	5	23,401	5	Contract liabilities	13,265	4	13,437	3	17,163	4
Receivables from related parties	34	—	230	—	10	—	Trade notes and accounts payable	9,690	2	15,591	3	11,890	2
Inventories	12,349	2	12,409	3	17,775	4	Payables to related parties	325	—	646	—	338	—
Prepayments	5,487	1	2,306	—	5,103	1	Current tax liabilities	8,718	2	6,157	1	8,335	2
Other current monetary assets	11,620	2	6,124	1	6,159	1	Lease liabilities	3,297	1	3,382	1	3,395	1
Other current assets	2,233	—	2,349	—	1,876	—	Other payables	22,596	4	23,988	5	19,654	4

							Provisions	326	—	314	—	200	—
Total current assets	88,413	17	81,803	16	75,368	15	Current portion of long-term loans	1,600	—	1,600	—	—	—

							Other current liabilities	957	—	1,042	—	973	—

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	817	—	677	—	767	—	Total current liabilities	65,839	14	73,223	14	81,985	17

Financial assets at fair value through other comprehensive income	3,650	1	7,193	1	5,903	1	NONCURRENT LIABILITIES
Investments accounted for using equity method	6,994	2	6,695	1	7,141	1	Long-term loans	—	—	—	—	1,600	—
Contract assets	2,487	—	2,495	—	2,567	1	Bonds payable	19,981	4	19,980	4	—	—
Property, plant and equipment	280,151	55	281,416	56	279,867	56	Contract liabilities	7,216	1	7,289	2	6,668	1
Right-of-use assets	10,765	2	11,009	2	11,494	2	Deferred income taxes liabilities	2,018	—	1,967	—	1,928	1
Investment properties	9,611	2	9,621	2	8,164	2	Provisions	104	—	101	—	100	—
Intangible assets	88,664	18	90,285	19	94,408	19	Lease liabilities	6,022	1	6,215	1	6,425	1
Deferred income tax assets	3,074	1	3,133	1	3,262	1	Customers’ deposits	4,732	1	4,827	1	4,602	1
Incremental costs of obtaining contracts	962	—	1,000	—	930	—	Net defined benefit liabilities	3,420	1	3,415	1	3,539	1
Net defined benefit assets	3,577	1	3,373	1	2,204	—	Other noncurrent liabilities	1,986	—	1,890	—	1,685	—

Prepayments	2,145	—	2,214	—	2,612	1
Other noncurrent assets	4,990	1	5,266	1	4,992	1	Total noncurrent liabilities	45,479	8	45,684	9	26,547	5

Total noncurrent assets	417,887	83	424,377	84	424,311	85	Total liabilities	111,318	22	118,907	23	108,532	22

							EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
							Common stocks	77,574	15	77,574	15	77,574	16

							Additional paid-in capital	149,806	30	149,790	30	149,786	29

							Retained earnings
							Legal reserve	77,574	15	77,574	15	77,574	16
							Special reserve	2,676	1	2,676	1	2,676	1
							Unappropriated earnings	76,007	15	67,574	13	73,834	14

							Total retained earnings	156,257	31	147,824	29	154,084	31

							Others	(152)	—	927	—	(709)	—

							Total equity attributable to stockholders of the parent	383,485	76	376,115	74	380,735	76
							NONCONTROLLING INTERESTS	11,497	2	11,158	3	10,412	2

							Total equity	394,982	78	387,273	77	391,147	78

TOTAL	$506,300	100	$506,180	100	$499,679	100	TOTAL	$506,300	100	$506,180	100	$499,679	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2021		2020
	Amount	%	Amount	%
REVENUES	$50,101	100	$48,150	100

OPERATING COSTS	31,893	64	30,391	63

GROSS PROFIT	18,208	36	17,759	37

OPERATING EXPENSES
Marketing	4,885	9	5,073	10
General and administrative	1,303	3	1,213	3
Research and development	875	2	936	2
Expected credit loss	44	—	6	—

Total operating expenses	7,107	14	7,228	15

OTHER INCOME AND EXPENSES	3	—	(1)	—

INCOME FROM OPERATIONS	11,104	22	10,530	22

NON-OPERATING INCOME AND EXPENSES
Interest income	18	—	39	—
Other income	42	—	43	—
Other gains and losses	164	—	39	—
Interest expenses	(51)	—	(42)	—
Share of profits of associates and joint ventures accounted for using equity method	40	—	35	—

Total non-operating income and expenses	213	—	114	—

INCOME BEFORE INCOME TAX	11,317	22	10,644	22

INCOME TAX EXPENSE	2,679	5	2,544	5

NET INCOME	8,638	17	8,100	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(945)	(2)	(1,286)	(3)
Gain or loss on hedging instruments subject to basis adjustment	(4)	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2021		2020
	Amount	%	Amount	%
Share of remeasurements of defined benefit pension plans of associates and joint ventures	$1	—	$—	—

	(948)	(2)	(1,286)	(3)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(37)	—	(12)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	—	—	—	—

	(37)	—	(12)	—

Total other comprehensive loss, net of income tax	(985)	(2)	(1,298)	(3)

TOTAL COMPREHENSIVE INCOME	$7,653	15	$6,802	14

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,338	17	$7,850	16
Noncontrolling interests	300	—	250	1

	$8,638	17	$8,100	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,354	15	$6,554	13
Noncontrolling interests	299	—	248	1

	$7,653	15	$6,802	14

EARNINGS PER SHARE
Basic	$1.07		$1.01

Diluted	$1.07		$1.01

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Net income for the three months ended March 31, 2020	—	—	—	—	7,850	7,850	—	—	—	—	7,850	250	8,100
Other comprehensive loss for the three months ended March 31, 2020	—	—	—	—	—	—	(13)	(1,283)	—	(1,296)	(1,296)	(2)	(1,298)

Total comprehensive income (loss) for the three months ended March 31, 2020	—	—	—	—	7,850	7,850	(13)	(1,283)	—	(1,296)	6,554	248	6,802

Share-based payment transactions of subsidiaries	—	24	—	—	—	—	—	—	—	—	24	49	73

BALANCE, MARCH 31, 2020	$77,574	$149,786	$77,574	$2,676	$73,834	$154,084	$(161)	$(548)	$—	$(709)	$380,735	$10,412	$391,147

BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273
Net income for the three months ended March 31, 2021	—	—	—	—	8,338	8,338	—	—	—	—	8,338	300	8,638
Other comprehensive income (loss) for the three months ended March 31, 2021	—	—	—	—	1	1	(35)	(946)	(4)	(985)	(984)	(1)	(985)

Total comprehensive income (loss) for the three months ended March 31, 2021	—	—	—	—	8,339	8,339	(35)	(946)	(4)	(985)	7,354	299	7,653

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94	94	—	(94)	—	(94)	—	—	—
Share-based payment transactions of subsidiaries	—	16	—	—	—	—	—	—	—	—	16	40	56

BALANCE, MARCH 31, 2021	$77,574	$149,806	$77,574	$2,676	$76,007	$156,257	$(350)	$200	$(2)	$(152)	$383,485	$11,497	$394,982

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,317	$10,644
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,848	7,759
Amortization	1,641	1,059
Amortization of incremental costs of obtaining contracts	195	197
Expected credit loss	44	6
Interest expenses	51	42
Interest income	(18)	(39)
Compensation cost of share-based payment transactions	4	2
Share of profits of associates and joint ventures accounted for using equity method	(40)	(35)
Loss (gain) on disposal of property, plant and equipment	(3)	1
Loss on disposal of financial instruments	—	2
Loss on disposal of investments accounted for by using equity method	—	6
Provision for impairment loss and obsolescence of inventory	33	24
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(133)	12
Others	(50)	(51)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	92	8
Trade notes and accounts receivable	1,220	3,042
Receivables from related parties	196	7
Inventories	27	(454)
Prepayments	(3,112)	(3,153)
Other current monetary assets	(147)	122
Other current assets	116	554
Incremental cost of obtaining contracts	(157)	(184)
Increase (decrease) in:
Contract liabilities	(245)	150
Trade notes and accounts payable	(5,901)	(3,423)
Payables to related parties	(321)	(316)
Other payables	(2,490)	(2,523)
Provisions	15	(5)
Other current liabilities	(77)	(6)
Net defined benefit plans	(199)	(42)

Cash generated from operations	9,906	13,406
Interest paid	(23)	(77)
Income tax paid	(8)	(8)

Net cash provided by operating activities	9,875	13,321

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(38)	$(35)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,906	—
Acquisition of financial assets at fair value through profit or loss	(9)	(39)
Proceeds from disposal of financial assets at fair value through profit or loss	10	30
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(7,726)	(1,392)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	1,998	2,616
Acquisition of investments accounted for using equity method	(274)	—
Acquisition of property, plant and equipment	(4,443)	(3,729)
Proceeds from disposal of property, plant and equipment	6	14
Acquisition of intangible assets	(20)	(47,420)
Decrease in other noncurrent assets	214	70
Interest received	17	46
Dividends received	103	—

Net cash used in investing activities	(7,256)	(49,839)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	63	70
Repayments of short-term loans	(70)	(90)
Proceeds from short-term bills payable	5,000	29,000
Repayments of short-term bills payable	(7,000)	(9,000)
Decrease in customers’ deposits	(103)	(150)
Payments for the principal of lease liabilities	(1,019)	(992)
Increase in other noncurrent liabilities	95	142
Change in other noncontrolling interests	53	72

Net cash provided by (used in) financing activities	(2,981)	19,052

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(14)	(14)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(376)	(17,480)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,420	34,050

CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,044	$16,570

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2021 and 2020

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2021 and 2020 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.